                                   SECURITIES AND EXCHANGE COMMISSION

                                          Washington D.C. 20549

                                             _______________

                                                FORM 6-K

                                        REPORT OF FOREIGN ISSUER

                                  PURSUANT TO RULE 13a-16 OR 15d-16 OF

                                   THE SECURITIES EXCHANGE ACT OF 1934

                                    Date:   26th November 2002

                                               TRANSCO plc

                                           (Registrant's Name)

                                               1-3 Strand
                                                 London
                                                WC2N 5EH
                                          (Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.

                  Form 20-F     X                              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the
Securities Exchange Act of 1934.

                  Yes                                         No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):

                                                SIGNATURE

         Pursuant to the  requirements  of the  Securities  Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                              NATIONAL GRID TRANSCO plc

                                                                s/Maria Singeterry
                                                              By:_________________________
                                                               Name: Maria Singleterry
                                                                Title: Authorized Signatory

Date: 26th November 2002

                                   ANNEX 1 - Copy Announcement as sent

                                                FORM 6-K

                                   SECURITIES AND EXCHANGE COMMISSION
                                          Washington D.C. 20549

                                        Report of Foreign Issuer

                                Pursuant to Rule 13a - 16 or 15d - 16 of
                                   The Securities Exchange Act of 1934

                                Announcement to the London Stock Exchange
                                         for 26th November 2002

                                    Transco plc
                                    1-3 Strand
                                    London
                                    WC2N 5EH
                                    United Kingdom

---------------------------------------------------------------------------------------------------------

Please Note:

The following Form 6-K, and announcement annexed to it, were previouslyv submitted in paper form, due to unavailability of identity CIK 830261, and was rejected.

Having subsequently received SEC confirmation of our identity being available, we are transmitting the 6-K electronically and intend to use this identity for future Transco plc submissions.

----------------------------------------------------------------------------------------------------------

Announcement:

(Interim Results of the Group's Ultimate Holding Company, National Grid Transco plc (NGT), which NGT has separately submitted on its own Form 6-K of today's date)

       National Grid Transco Interim Results for the six months Ended 30 September 2002.

                                  National Grid Transco Interim Results
                               for the six months ended 30 September 2002
                            Good Results. Strong Cashflow. Positive Outlook.

o        Strong operating performance *
-        £802m operating profit up 36% including £206m first full period contribution from the New York operation, formerly Niagara Mohawk.
-        £339m profit before tax up 24%.
-        £1,197m operating cash flow up 42%.

o        Key strategic steps
-        Merger of National Grid and Lattice completed - on track to deliver in excess of £100m annualised synergy savings by March 2004.
-        UK businesses set to outperform regulatory targets.
-        Integration of New York operation ahead of schedule.
-        US on track to deliver the further 20% reduction in controllable costs by March 2005.
-        Exit from altnet investments nearing completion.

o        Dividend
-        Interim dividend of 6.86p per ordinary share for half year, up 6.2% in line with aim of 5% per year real growth as expressed in sterling until 2006.

Financial Highlights
------------------------------------------- ----------------------------------------- -------------------- ---------------------
                                                     National Grid Transco            National Grid Group     Lattice Group
                                            ----------------------------------------
                                                     (on a pro forma basis)
------------------------------------------- ----------------------------------------- -------------------- ---------------------
                                              Six months ended     Six months ended     Six months ended     Six months ended
                                             30 September 2002    30 September 2001    30 September 2002     30 September 2002

 Turnover */**                                    £4,309m              £3,221m              £3,029m               £1,302m

 Operating profit/(loss) */**
 Electricity & Gas                                 £823m                £606m                £645m                 £178m
 Other                                             £(21)m               £(16)m               £(17)m                £(4)m
 Total                                             £802m                £590m                £628m                 £174m

 Net interest *                                    £463m                £317m                £282m                 £181m

 Pre-tax profit/(loss) *                           £339m                £273m                £346m                 £(7)m

 Profit/(loss) after tax and minority
 interests *                                       £244m                £232m                £248m                 £(4)m

 Earnings per share *                               7.9p                 8.3p                14.1p                (0.1)p

 Operating cashflow *                             £1,197m               £845m                £841m                 £356m

 NGT dividend per share                            6.86p               6.46p***
------------------------------------------- -------------------- -------------------- -------------------- ---------------------

*        Before  exceptional  items,  additional  NTS  auction  income  last year and  goodwill  amortisation  as appropriate.
**       40% of  Transco  revenue  and about 20% of  operating  profit  typically  fall in the first  half of the financial year.
***      National Grid Group plc actual 2001 interim dividend.

National Grid Transco
2002/03 Half Year Results

                                                                                                                              Page 5

Sir John Parker, Chairman of National Grid Transco, said:

"This is a strong set of results fully in line with expectations.

"We are making excellent progress in the UK and the US.  In the UK, both our electricity and gas businesses are outperforming against targets for reducing controllable costs, and we will exceed the annualised £100m merger savings by March 2004.  In the US, we are ahead of schedule delivering integration savings from our New York operation, and overall are confident of achieving a further 20%
reduction in US controllable costs.  None of this has deflected us from delivering efficient, safe and reliable energy.

“Reflecting the strength and prospects of our business, we will pay an interim dividend of 6.86p, in line with our aim to increase dividends per share by 5% a year in real terms until 2006.  Looking ahead, we are confident that the skills, market position and resources of National Grid Transco will enable us to continue to deliver shareholder value.”

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CONTACT DETAILS

National Grid Transco:

Investors
Marcy Reed                                +44 (0)20 7004 3170                +44 (0)7768 490807(m)
Terry McCormick                           +44 (0)20 7004 3171                +44 (0)7768 045139(m)
Louise Clamp                              +44 (0)20 7004 3172                +44 (0)7768 555641(m)
Gary Rawlinson                            +44 (0)20 7004 3173                +44 (0)7768 536750(m)
Bob Seega (US)                            +1 508 389 2598

Media
Gillian Home                              +44 (0)20 7004 3150
Clive Hawkins                             +44 (0)20 7004 3147
Jim Willison                              +44 (0)20 7004 3149
Pager                                     +44 (0)7659 117841 (out of hours)

Citigate Dewe Rogerson                    +44 (0)20 7638 9571
Anthony Carlisle                          +44 (0)7973 611888(m)

The Maitland Consultancy
Angus Maitland                            +44 (0) 20 7379 5151

Analyst presentation
Merrill Lynch Financial Centre, 100 Newgate Street, London EC1A 1HQ.
9:00am (UK time) today

Live telephone coverage of analyst presentation - password National Grid Transco
Dial in number: + 44 (0) 20 8401 1043
US call in number: + 1 303 713 7888

UK instant replay available until 26 December - passcode 899 192
Dial in number: + 44 (0) 20 8288 4459
Freephone number: 0500 637 880
US instant replay available until 26 December- passcode 899 192
Dial in number: + 1 703 736 7336

Live webcast of presentation will also be available on www.ngtgroup.com

Teleconference with Roger Urwin and Steve Lucas
15.00 UK time (10.00 EST & 07.00 PST)
Dial in number: +44 (0) 20 8781 0577
US call in number: + 1 952 556 2813

UK instant replay available until 26 December - passcode 648 162
Dial in number: +44 (0) 20 8288 4459
Freephone number: 0500 637 880
US instant replay available until 26 December - passcode 648 162
Dial in number: + 1 703 736 7336

Photographs are available on www.newscast.co.uk

Cautionary Statement

This  announcement  contains  certain  statements that are neither reported  financial  results nor other historical  information.  These statements are  forward-looking  statements within the meaning of Section
27A of the  Securities Act of 1933, as amended,  and Section 21E of the Securities  Exchange Act of 1934,
as  amended.   Because  these   forward-looking   statements  are  subject  to  assumptions,   risks  and
uncertainties,  actual future results may differ  materially  from those  expressed in or implied by such statements.  Many of these  assumptions,  risks and  uncertainties  relate  to  factors  that are  beyond
National  Grid  Transco's  ability to control  or  estimate  precisely,  such as delays in  obtaining  or adverse conditions contained in regulatory  approvals,  competition and industry  restructuring,  changes in economic conditions,  currency  fluctuations,  changes in energy market prices,  changes in historical weather patterns,  changes in laws,  regulations or regulatory policies,  developments in legal or public policy doctrines,  technological  developments,  the availability of new acquisition opportunities or the timing and success of future  acquisition  opportunities.  Other factors that could cause actual  results to differ materially from those described in this  announcement  include the ability to integrate Niagara
Mohawk and Lattice  Group plc  successfully  within  National Grid Transco or to realise  synergies  from such  integration or the failure to retain key  management,  unseasonal  weather  impacting on demand for electricity  and gas, the  behaviour of UK  electricity  market  participants  on system  balancing,  the timing of amendments in prices to shippers in the UK gas market,  the  performance of the Group's pension schemes  and the  regulatory  treatment  of  pension  costs.  For a more  detailed  description  of these assumptions,  risks and  uncertainties,  together  with any other risk factors  please see National  Grid
Transco’s  filings with the United States  Securities  and Exchange  Commission  (and in  particular  the
“Risk Factors” and “Operating  and Financial  Review”  sections in its most recent annual report on 20F).
Readers are cautioned not to place undue reliance on these forward-looking  statements,  which speak only as of the  date of this  announcement.  National  Grid  Transco  does not  undertake  any  obligation  to publicly  release any revisions to these  forward-looking  statements to reflect events or  circumstances after the date of this announcement.

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NATIONAL GRID TRANSCO plc

The merger of  National  Grid Group plc  ("National  Grid) and  Lattice  Group plc  ("Lattice")  to form
National Grid Transco plc  ("National  Grid  Transco,"  "NGT" or "the Group") was completed on 21 October
2002.  The  combination of National Grid and Lattice meets the merger  accounting  criteria under UK GAAP and  therefore  the pro  forma  financial  information  has  been  prepared  in  accordance  with  merger accounting  principles.  Pro forma results for National Grid Transco have been prepared for  illustrative purposes, as if the merger had taken place on 1 April 2001 (the first day of the comparative period).

Detailed  actual  results are also  included  for  National  Grid and Lattice as  separate  entities  for completeness.  Financial  information has been provided for the main NGT business segments. We have taken the opportunity of the merger and the first full  contribution  from Niagara Mohawk to review how best to segment our results and have adopted a geographical  and functional  split.  We have included  additional data on the Investors' section of our website  (www.ngtgroup.com)  to allow full  reconciliation  against the previous National Grid and Lattice segments.

Unless otherwise indicated, numbers are stated before exceptional items, goodwill amortisation and the impact of additional NTS auction income last year.

NATIONAL GRID TRANSCO SIX-MONTH PRO FORMA RESULTS
---------------------------------------------------------------------------------------------------------

Total turnover for the period was £4,309m.
o        National Grid's turnover  increased 52% to £3,029m,  due to the  contribution  from the New York operation of National Grid USA, the acquisition of which was completed on 31 January 2002.
o        Lattice's  turnover  increased 4% to £1,302m.  Turnover in Transco is  seasonal,  with the first half typically accounting for around 40% of annual turnover.

Total operating profit was £802m.
o        National  Grid’s  operating  profit for the period  was up £243m to £628m,  reflecting  a strong performance from the regulated  business in the UK, as well as the first full period  contribution of
    £206m from the New York operation.
o        Lattice’s  operating profit fell £31m to £174m due to increased  turnover being more than offset by the planned increase in replacement  expenditure  ("repex").  With operating costs evenly balanced across the year, the first half typically accounts for some 20% of operating profits.

Net interest  was £463m.  EBIT  interest  cover was 1.7 times.  Funds from  operations  cover,  excluding repex, was 2.7 times.
o        National  Grid's net interest  increased  £129m to £282m,  due to the  inclusion  of  borrowings related to the New York operation.
o        Lattice's net interest rose by £17m to £181m.

Profit before tax was £339m.
o        National Grid's profit before tax was up 49% to £346m.
o        Lattice's £7m loss before tax was down from a prior period profit before tax of £41m.

NATIONAL GRID TRANSCO SIX-MONTH PRO FORMA RESULTS (continued)
---------------------------------------------------------------------------------------------------------

The tax  charge on the  profit for the period  was £92m,  representing  an  effective  tax rate of 32% on profit before  exceptionals  and after  goodwill  amortisation.  There were no releases of prior year tax provisions  during the period (£42m of releases in same period last year).  The tax charge  includes full provision for deferred tax on an  undiscounted  basis,  consistent  with the Group's  ongoing  accounting policy. On this basis:
o        National Grid's tax charge for the period was £94m.
o        Lattice's  tax  credit  for the  period  was £2m.  Prior  year  results  for  Lattice  have been restated  to  include a full  provision  for  deferred  taxes on an  undiscounted  basis.  Previously
    Lattice's deferred tax was reported on a discounted basis.

Profit after tax and minority interests was £244m.
o        National  Grid's profit after tax and minority  interests  was £248m,  up 21% from £205m for the prior period.
o        Lattice's  loss after tax and minority  interests was £4m, a decrease from a prior period profit of £27m.

Earnings per share were 7.9 pence for NGT, based on the pro forma  weighted  average number of shares for
National Grid Transco at 30 September 2002.
o        National Grid earnings per share increased 0.2 pence to 14.1 pence.
o        Lattice earnings per share decreased 0.9 pence to a loss of 0.1 pence.

Net exceptional charges totalled £337m (£278m after tax).
o        National Grid had exceptional net credits totalling £6m (£31m after tax).  They comprise:
-        A £127m credit (£145m after tax) in respect of Intelig and other telecom  joint  ventures.  This substantially  reflects  the  release of  provisions  representing  the  reversal of the Group's share of retained  losses  incurred  by Intelig  and other  telecom  joint  ventures  during the period.
-        An  exceptional  net  interest  charge of £93m  (before and after tax)  relating to our share of exchange losses  incurred on foreign  exchange  borrowings  included within the Group's share of retained losses incurred by Intelig referred to above.
-        An  exceptional  net  interest  gain of £38m  (before and after tax).  This relates to a gain on net monetary  liabilities of £69m as a result of the adoption of  hyper-inflationary  accounting in  Transener,  offset  by our share of their  exchange  losses  incurred  on  foreign  exchange borrowings of £31m.
-        A £12m minority  interest  charge being a share of the £38m net  exceptional  credit  related to
         Transener as shown above.
-        Merger related costs of £38m (£37m after tax).
-        US integration and UK restructuring costs of £16m (£10m after tax).

o        Lattice had exceptional charges totalling £343m (£309m after tax).  They comprise:
-        A £166m  charge  (£165m  after  tax) to write  down  fully  the  carrying  value  of its  altnet investments, and provide for all related liabilities at 30 September.
-        A £32m loss before and after tax arising from the sale of The Leasing Group.
-        Restructuring costs of £90m (£63m after tax).
-        Merger related costs of £67m (£61m after tax).
    Partially offset by:
-        Profit on disposal of tangible fixed assets of £12m (before and after tax).

Group net debt at 30 September was £14,162m.
o        National  Grid net debt at 30  September  fell to  £7,624m,  down £617m from the  position at 31
    March, largely a result of the depreciation of the US Dollar.
o        Lattice  net debt at 30  September  rose to  £6,538m,  up £480m from the  position  at 31 March, primarily due to the seasonality of Transco's revenue.

NATIONAL GRID TRANSCO SIX-MONTH PRO FORMA RESULTS (continued)
---------------------------------------------------------------------------------------------------------

Cash flow from operations was £1,197m.
o        National  Grid's  cash flow from  operations  was  £841m,  up 52% from last  year,  largely as a result of the addition of the New York operation.
o        Lattice's cash flow from operations was £356m, up 23% from last year.

Capital expenditure, including capitalised interest, amounted to £752m.
o        National  Grid's  capex  increased by £62m to £303m,  largely due to the  inclusion of capex for the New York operation.
o        Lattice's  capex  decreased  by £218m  to  £449m,  primarily  due to  planned  lower  levels  of investment in the high-pressure NTS and reduced investment in 186k.

Interim dividend

The Board has  declared an interim  dividend  of 6.86 pence per  ordinary  share.  The  dividend  will be payable on 21 January 2003 to  shareholders  on the register on 6 December 2002.  This  represents a 6.2%
nominal  increase  compared  with last year's  National  Grid  payment,  in line with our aim to increase dividends  per  ordinary  share  expressed in sterling by 5% in real terms in each  financial  year to 31
March 2006.

The dividend  per  American  Depositary  Share (ADS)  declared by the Board is $0.5352.  The ADS dividend will be paid on 21 January 2003 to ADS holders of record on 6 December.

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REVIEW OF OPERATIONS

MERGER UPDATE

At the  completion  of the  merger on 21  October,  we had fully  integrated  the  corporate  centres  of
National Grid and Lattice.  We have also made good progress in integrating  the support  functions of the two UK operations in the Midlands and have  announced the new location for the combined  Midlands  office for our UK gas and  electricity  businesses.  The  operations  of  Transco's  National  Transmission  and
Trading  business  and NGC are  now  under  single  management.  We are  confident  we  will  exceed  the annualised £100m synergy savings by March 2004 which we announced earlier this year.

UK ELECTRICITY AND GAS NETWORKS

UK Electricity

The UK electricity  transmission  business  continued to trade strongly,  achieving  operating profits of
£284m,  an  increase  of £41m from the same period last year.  The  electricity  Transmission  Owner (TO)
business  contributed  £255m and the electricity  System  Operator (SO) £29m. This operating  performance was driven by a further reduction in controllable costs,  excellent  performance under the electricity SO incentive scheme and the recognition of non-recurring income for excluded services.

With the  introduction  of 'Staying  Ahead',  we have reduced  controllable  costs by 19.5% in real terms since 1 April 2001 and are confident  that we will achieve the planned 30% real  reduction over the price control  period to March 2006. At the same time,  high  standards of both safety and  reliability  of the network have been maintained.  Exceptional reorganisation costs were £6m before tax (£4m after tax).

---------------------------------------------------------------------------------------------------------
REVIEW OF OPERATIONS (continued)

UK Electricity (continued)

We made good  progress  over the summer on this year's  Balancing  Services  Incentive  Scheme  ("BSIS"), including the  successful  introduction  of one-hour  gate closure on 2 July.  BSIS  contributed  £24m to electricity  SO  operating  profit  for the half  year.  Maintaining  performance  at this level over the remainder  of the year will be  challenging  and will depend upon  participants'  behaviour on system and energy balancing over the winter months.

UK interconnector profits were £10m, up £3m on the same period last year.

UK Gas Distribution and Transmission

Transco's  operating  profit fell by £15m to £178m,  primarily due to the planned increase in replacement expenditure  which  rose by £36m  over the  first  half of last  year to  £216m.  Repex is  expensed  for accounting  purposes,  but for  regulatory  purposes,  half of the costs are  included in the  regulatory asset base.

In the six months to  September  2002,  controllable  costs were £11m lower than in the same  period last year.  Initial savings from the  restructuring  programme were partially  offset by the planned  increase in pension costs of £8m  resulting  from the 2001  actuarial  review.  We are on track to outperform  our regulatory  targets for  controllable  costs over the 5-year price control  period.  Exceptional  Transco restructuring costs during the period were £84m before tax (£59m after tax).

Transco's  safety  and  reliability  performance  remain  high,  and we are on track to meet the Health &
Safety Executive's  year-end target for the  decommissioning of medium pressure ductile iron (MPDI) mains in full.

Our performance  under the new gas System Operator (SO) and Mains  Replacement  incentive  mechanisms has been encouraging.

US ELECTRICITY AND GAS NETWORKS

National  Grid USA  continued  to deliver  strong  performance  through  the first six months of the year despite sluggish economic conditions with very few signs of early improvement.

Integration savings are being delivered ahead of schedule,  with an annualised  reduction in controllable costs of 4% in real terms.  Through  synergy  savings and other cost cutting  measures,  the US operation will reduce controllable costs by 20% in real terms over the 3 year period to March 2005.

Operating  profits from energy  delivery in New England  amounted to £119m,  compared  with £121m for the same period last year,  with the  depreciation  of the US dollar  masking a 3% increase in  underlying US dollar profits.  In New England,  distribution  delivery  volumes  increased by 1.9% over the same period last year,  primarily due to warmer weather.  Underlying  volume growth on a weather  corrected basis was approximately 0.5%.

Energy  delivery  in New  York  contributed  £143m  in  operating  profit,  including  £8m  from  the gas distribution  business.  The gas  operation's  financial  performance  is  subject to  seasonality,  with around 15% of annual  operating  profit  typically  arising during the first half of the financial  year.
New York  electricity  delivery  growth  exhibited  similar  characteristics  to New England  with a 1.7%
increase overall.  Underlying volume on a weather corrected basis remained unchanged from year to year.

REVIEW OF OPERATIONS (continued)
---------------------------------------------------------------------------------------------------------

US ELECTRICITY AND GAS NETWORKS (continued)

Operating  profit from Stranded Cost Recovery and  Generation  ("Stranded  Costs") in New England fell to
£18m from £25m, as expected.  In New York,  Stranded Costs  contributed £63m to operating  profit.  Sales of the last two operating  nuclear plants have been completed,  and the Group no longer owns any interest in operational nuclear generating plants.

In New England,  the nominal  pre-tax return on investment for the six months ended 30 September 2002 was an  annualised  9.6%,  up from  9.4% for the  year  ended 31 March  2002.  This  results  in 9.1% for the combined business at 30 September, which keeps us on track to meet our 10.5% target by March 2005.

The  development  of  Regional  Transmission  Organisations  in the US  continues  to make  progress.  We recently  signed  an  agreement  with  three  companies  to manage  their  transmission  assets  under an
Independent  Transmission  Company  called  GridAmerica  operating  within  the  Midwest  ISO.  The three companies'  transmission  assets span over 17,000 miles of transmission  lines,  serving an area equal in size to the UK. This  agreement  will be considered by the Federal  Energy  Regulatory  Commission in the
coming weeks.

OTHER ELECTRICITY OPERATIONS

Transener, our electricity  transmission joint venture in Argentina,  continued to deliver good operating performance.  The  introduction of  hyper-inflationary  accounting  resulted in a net exceptional gain of
£38m in the period, bringing the share of net liabilities back to zero.

Following  a  detailed  consultation  process,  the  Basslink  project  to  build,  own  and  operate  an interconnector  between the  Australian  mainland and Tasmania has  received  final  approval.  The £300m project is due to be completed in 2005.

NON REGULATED BUSINESSES

Mobile Infrastructure Services

We are making progress in growing our mobile  infrastructure  services  business in the UK and US. In the
UK,  Gridcom  and SST are now  trading  as a single  entity,  and pro forma  operating  losses  have been significantly  reduced  from  £31m  in the  first  half of  last  year  to a loss of £8m in this  period.
Gridcom US will launch before the end of this financial year.

Telecoms

Withdrawal from our altnet  investments is nearing  completion.  We have sold our stakes in Manquehue net and Silica Networks and with the  restructuring of our shareholding in Energis Polska,  we have no future funding obligation.

We  continue  to pursue an exit from  Intelig in market  conditions  that make it  difficult  to effect a sale.  We will not provide  further  finance to Intelig to fund the  operations  of the  business and our exit will be completed within the provisions already made.

REVIEW OF OPERATIONS (continued)
---------------------------------------------------------------------------------------------------------

Telecoms (continued)

The sale process for 186k's assets is progressing  to schedule.  As previously  indicated,  we have fully written down the former Lattice altnet assets, resulting in an exceptional charge of £166m before tax.

As Energis  went into  administration  during  the  period,  we no longer  treat it as an  associate  and therefore do not include any losses from it in our half year results.

PENSIONS

Financial  Reporting  Standard  (FRS) 17 has not yet been  implemented,  and the  2003  accounts  will be prepared under SSAP24,  based on actuarial  valuations of the Group's various pension schemes.  It is the results of periodic  actuarial  valuations  that determine the level of  contribution,  these  valuations being based on long term financial assumptions.

Under the  proposed  FRS17,  the  accounting  values of the  Group's  pension  and other  post-retirement benefit  assets,  liabilities  and  charges  would be  subject to the  volatility  of  short-term  market fluctuations.  Assets would be valued on the basis of market  values at each  balance  sheet date and the present value of the liabilities  would be calculated  using a fluctuating  discount rate by reference to estimated  yields on AA corporate bonds or equivalent.  FRS 17 would therefore  provide a highly volatile snapshot as at a particular date.

The FRS17 deficit (net of deferred tax) in respect of pension  obligations  for the Lattice  scheme would be £669m at 31 October  2002,  down from a net  surplus  of £261m at 31 March  2002.  The next  actuarial valuation  is due to be carried out as at 31 March 2003.  For the UK  operations  of National  Grid,  the net FRS17  deficit at 31 October  2002 would be £202m,  as  compared to a net deficit of £36m at 31 March
2002.  The next  actuarial  valuation  is due to be carried out as at 31 March  2004.  For both of the UK schemes,  precedent is for pension  costs to be allowed as an  operating  expenditure  for UK  regulatory purposes.  The US  operations  of National  Grid would have had a net FRS17 deficit in respect of pension and other  post-retirement  benefit obligations at 31 October 2002 of £649m, compared to a net deficit of
£406m  at 31  March  2002.  In the US,  pension  and  other  post-retirement  liabilities  are  generally recoverable through customer rates.

OUTLOOK
---------------------------------------------------------------------------------------------------------

The  businesses  continue  to perform  strongly  and are on track to meet our  expectations  for the full year.  Our  enlarged  Group is well  positioned  to deliver  growing  earnings,  strong  cashflow and its progressive dividend policy.

National Grid Transco
2002/03 Half Year Results

Pro forma Section
Six months ended 30 September                                                                                                Page 10

---------------------------------------------------------------------------------------------------------
Pro forma Group Profit and Loss Account
                                                                                                                2002               2001
                                                                                            Notes                 £m                 £m
------------------------------------------------------------------------ ------------------ ------- ----------------- ------------------
Group turnover - continuing operations                                                        2a               4,309              3,468
Operating costs                                                                                              (3,843)            (2,775)
------------------------------------------------------------------------ ------------------ ------- ----------------- ------------------

                                                                                            ------- ----------------- ------------------
Operating profit of Group undertakings - continuing operations                                2c                 466                693
Share of joint ventures' operating profit/(loss) - continuing
operations                                                                                    2c                   7               (14)
Share of joint ventures' and associate's operating
profit/(loss) - discontinued operations                                                       2c                 105              (213)
                                                                                            ------- ----------------- ------------------
                                                                                                                 578                466

Operating profit
                                                                                            ------- ----------------- ------------------
-       Before exceptional items and goodwill amortisation                                   2b                 802                837
-       Exceptional items                                                                                     (171)              (323)
-       Goodwill amortisation                                                                                  (53)               (48)
                                                                                            ------- ----------------- ------------------
Total operating profit                                                                                           578                466

Non-operating exceptional items                                                                                 (99)                 82
Net interest
                                                                                            ------- ----------------- ------------------
-       Excluding exceptional items                                                                           (463)              (317)
-       Exceptional financing costs                                                                            (55)                  -
                                                                                            ------- ----------------- ------------------
                                                                                                               (518)              (317)
------------------------------------------------------------------------ ------------------ ------- ----------------- ------------------

(Loss)/profit on ordinary activities before taxation                                                            (39)                231
Taxation
                                                                                            ------- ----------------- ------------------
-        Excluding exceptional items                                                                            (92)              (113)
-        Exceptional items                                                                                        59                (1)
                                                                                            ------- ----------------- ------------------
                                                                                                                (33)              (114)
------------------------------------------------------------------------ ------------------ ------- ----------------- ------------------

(Loss)/profit on ordinary activities after taxation                                                             (72)                117
Minority interests
                                                                                            ------- ----------------- ------------------
-        Excluding exceptional items                                                                             (3)                (2)
-        Exceptional items                                                                                      (12)                  -
                                                                                            ------- ----------------- ------------------
                                                                                                                (15)                (2)
------------------------------------------------------------------------ ------------------ ------- ----------------- ------------------

(Loss)/profit for the period                                                                                    (87)                115

======================================================================== ================== ======= ================= ==================

(Loss)/earnings per ordinary share
Basic                                                                                         3               (2.8)p               4.1p
Adjusted (excluding exceptional items, goodwill amortisation and
additional NTS entry capacity auction turnover)                                               3                 7.9p               8.3p
------------------------------------------------------------------------ ------------------ ------- ----------------- ------------------

Pro forma Group Statement of Total Recognised Gains and Losses
                                                                                                                 2002              2001
                                                                                                                   £m                £m
------------------------------------------------------------------------ ------------------ ------- ------------------ -----------------
(Loss)/profit for the period                                                                                     (87)               115
Exchange adjustments                                                                                            (283)              (26)
Other recognised gain                                                                                               -                 6
------------------------------------------------------------------------ ------------------ ------- ------------------ -----------------

Total recognised gains and losses for the period                                                                (370)                95

======================================================================== ================== ======= ================== =================

I)       Turnover and operating profit for the six months ended 30 September 2001 were increased by the impact of additional NTS entry capacity auction turnover (£247m).
II)      Includes £121m exceptional credits relating to "Impairment of investments in joint ventures and associate" (see note 3a, in the National Grid Group Section, page 23).

National Grid Transco
2002/03 Half Year Results

Pro forma Section
As at 30 September                                                                                                           Page 11

Pro forma Summary Group Balance Sheet
                                                                                                                 2002               2001
                                                                                                                   £m                 £m
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------
Fixed assets
Intangible assets - goodwill and other                                                                          1,899              1,321
Tangible assets                                                                                                16,647             13,632
                                                                                            ------- ------------------ ------------------
Investments in joint ventures                                                                                      55                191
Investment in associate                                                                                             -                391
Other investments                                                                                                 219                151
                                                                                            ------- ------------------ ------------------
Total investments                                                                                                 274                733
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------
                                                                                                               18,820             15,686

Current assets
Stocks                                                                                                            147                102
Debtors (amounts falling due within one year)                                                                   1,754              1,251
Debtors (amounts falling due after more than one year)                                                          3,582                913
Assets held for exchange                                                                                           17                 17
Cash and investments                                                                                              699                816
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------
                                                                                                                6,199              3,099
Creditors (amounts falling due within one year)                                                               (5,492)            (3,295)
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------

Net current assets/(liabilities)                                                                                  707              (196)

------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------
Total assets less current liabilities                                                                          19,527             15,490
Creditors (amounts falling due after more than one year)                                                     (13,943)           (10,746)
Provisions for liabilities and charges                                                                        (4,393)            (3,478)
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------

Net assets                                                                                                      1,191              1,266

======================================================================== ================== ======= ================== ==================
Capital and reserves
Called up share capital                                                                                           310                281
Share premium account                                                                                           1,244                  -
Other reserves                                                                                                (5,139)            (5,183)
Revaluation reserve                                                                                                 -                 50
Profit and loss account                                                                                         4,694              6,084
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------
Equity shareholders' funds                                                                                      1,109              1,232
Minority interests                                                                                                 82                 34
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------

Total shareholders' funds                                                                                       1,191              1,266

======================================================================== ================== ======= ================== ==================

Net debt included above                                                                                        14,162              9,317

------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------

National Grid Transco
2002/03 Half Year Results

Pro forma Section
Six months ended 30 September                                                                                                Page 12

Pro forma Summary Group Cash Flow Statement
                                                                                                                 2002               2001
                                                                                                                   £m                 £m
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------
Net cash inflow from operating activities (I)                                                                   1,100              1,034
Dividends from joint ventures                                                                                       3                  7
Net cash outflow for returns on investments and servicing of finance                                            (453)              (267)
Taxation                                                                                                         (41)               (46)
Net cash outflow for capital expenditure and financial investment                                               (745)              (687)
Net cash inflow/(outflow) from acquisitions and disposals                                                         109               (55)
Equity dividends paid                                                                                           (358)              (256)
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------

Net cash outflow before management of liquid resources and financing                                            (385)              (270)

Net cash outflow from the management of liquid resources                                                        (193)              (284)

Net cash inflow from financing                                                                                    663                579
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------

Movement in cash and overdrafts                                                                                    85                 25

======================================================================== ================== ======= ================== ==================

I)       Net cash inflow from operating activities excluding exceptional cash flows and additional NTS entry capacity auction turnover for the six months ended 30 September 2002 amounted to £1,197m
    (2001: £845m).
II)      Includes £218m in respect of additional NTS entry capacity auction turnover.

National Grid Transco
2002/03 Half Year Results

Pro forma Section
Notes                                                                                                                        Page 16

1. Basis of Preparation

The pro forma financial information is unaudited and does not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985.  The pro forma financial information has been reviewed by the auditors and their report is set out on page 39.

It has been prepared for illustrative purposes, as if the merger had taken place on 1 April 2001, the first day of the comparative period.  It does not purport to represent what the combined results of operations, cash flows and balance sheet actually would have been if the merger had occurred on 1 April
2001.

The pro forma financial information comprises an aggregation of the National Grid Group and Lattice information (see pages 17 to 29 and 30 to 38 respectively), as adjusted for the issue of shares on merger with a nominal value of £132m and the elimination of transactions and balances between the former groups relating to turnover and operating costs in the relevant period and the elimination of debtors and creditors at the balance sheet date, amounting to £22m and £7m respectively (2001: £25m and
£8m).

A pro forma adjustment of £221m (2001: £221m) has been made to other reserves, representing the difference between shares issued of £132m and the called up share capital of Lattice Group plc at the date of the merger.

The combination of National Grid Group and Lattice meets the merger accounting criteria under UK GAAP and the transaction has, therefore, been accounted for as a merger.

The pro forma section of this interim results announcement was approved by the Board of Directors on 25
November 2002.

2.  Segmental analysis

a)  Group turnover
                                                                                                                 2002               2001
                                                                                                                   £m                 £m
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------
Continuing operations
UK electricity                                                                                                    689                646
US electricity                                                                                                  1,996              1,183
Transco                                                                                                         1,223              1,423
US gas                                                                                                            136                  -
Other activities                                                                                                  461                313
Sales between businesses                                                                                        (196)               (97)
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------

                                                                                                                4,309              3,468

======================================================================== ================== ======= ================== ==================

Europe                                                                                                          2,164              2,269
North America                                                                                                   2,145              1,199
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------

                                                                                                                4,309              3,468

======================================================================== ================== ======= ================== ==================

I)       Turnover for the six months ended 30 September 2001 was increased by the impact of additional
    NTS entry capacity auction turnover (£247m).

2.  Segmental analysis (continued)

b)  Operating profit - before exceptional items and
goodwill amortisation
                                                                                                                 2002               2001
                                                                                                                   £m                 £m
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------
Continuing operations
UK electricity                                                                                                    294                249
US electricity                                                                                                    335                146
Transco                                                                                                           178                440
US gas                                                                                                              8                  -
Other activities                                                                                                  (4)                 32
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------

Group undertakings                                                                                                811                867

======================================================================== ================== ======= ================== ==================

Continuing operations
                                                                                            ------- ------------------ ------------------
Other electricity activities                                                                                        8                 18
Other activities                                                                                                  (1)               (16)
                                                                                            ------- ------------------ ------------------
                                                                                                                    7                  2
Discontinued operations
Other activities                                                                                                 (16)               (32)
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------

Joint ventures and associate                                                                                      (9)               (30)

------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------

Total operating profit                                                                                            802                837

------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------

Europe                                                                                                            462                699
North America                                                                                                     344                149
Latin America                                                                                                     (7)               (14)
Rest of the World                                                                                                   3                  3
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------

Total operating profit                                                                                            802                837

======================================================================== ================== ======= ================== ==================

I)       Operating profit for the six months ended 30 September 2001 was increased by the impact of additional NTS entry capacity auction turnover (£247m).

2.  Segmental analysis (continued)

c)  Operating profit - after exceptional items and
goodwill amortisation
                                                                                                                 2002               2001
                                                                                                                   £m                 £m
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------
Continuing operations
UK electricity                                                                                                    288                238
US electricity                                                                                                    278                108
Transco                                                                                                            94                440
US gas                                                                                                              4                  -
Other activities                                                                                                (204)                 28
Impairment of investments in joint ventures                                                                         6              (121)
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------

Group undertakings                                                                                                466                693

======================================================================== ================== ======= ================== ==================

Continuing operations
                                                                                            ------- ------------------ ------------------
Other electricity activities                                                                                        8                 18
Other activities                                                                                                  (1)               (32)
                                                                                            ------- ------------------ ------------------
                                                                                                                    7               (14)
Discontinued operations
Other activities                                                                                                  105              (213)
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------

Joint ventures and associate                                                                                      112              (227)

------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------

Total operating profit                                                                                            578                466

======================================================================== ================== ======= ================== ==================

Europe                                                                                                            181                659
North America                                                                                                     281                109
Latin America                                                                                                     113              (305)
Rest of the World                                                                                                   3                  3
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------

Total operating profit                                                                                            578                466

======================================================================== ================== ======= ================== ==================

I)       Operating profit for the six months ended 30 September 2001 was increased by the impact of additional NTS entry capacity auction turnover (£247m).

3.  (Loss)/earnings per ordinary share
                                                                                   Six months ended                    Six months ended
                                                                                  30 September 2002                   30 September 2001
                                                                          (Loss)/
                                                                     earnings per     (Loss)/profit      Earnings per    Profit for the
                                                                            share    for the period             share            period
                                                                            pence                £m             pence                £m
---------------------------------------------------------- ------ ---------------- ----------------- ----------------- -----------------
Basic                                                                       (2.8)              (87)               4.1               115
Exceptional operating items                                                   5.5               171              11.6               323
Exceptional non-operating items                                               3.2                99             (2.9)              (82)
Exceptional financing charge                                                  1.8                55                 -                 -
Tax impact of exceptional items                                             (1.9)              (59)                 -                 1
Exceptional minority interest                                                 0.4                12                 -                 -
Goodwill amortisation                                                         1.7                53               1.7                48
Additional NTS entry capacity auction turnover                                  -                 -             (8.9)             (247)
Tax impact of NTS entry capacity auction turnover                               -                 -               2.7                74
---------------------------------------------------------- ------ ---------------- ----------------- ----------------- -----------------

Adjusted (excluding exceptional items,
goodwill amortisation and additional NTS entry capacity
auction turnover)                                                             7.9               244               8.3               232

========================================================== ====== ================ ================= ================= =================

The pro forma (loss)/earnings per share has been calculated on a pro forma weighted average number of shares as follows:

                                                                                                                        Six months ended
                                                                                                                            30 September
                                                                                                                 2002               2001
                                                                                                               Number             Number
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------
National Grid Group                                                                                             1,765              1,481
Increase arising from the merger (I)                                                                            1,313              1,305
------------------------------------------------------------------------ ------------------ ------- ------------------ ------------------

Total pro forma                                                                                                 3,078              2,786

======================================================================== ================== ======= ================== ==================

I)       Lattice Group weighted average number of shares of 3,502m (2001: 3,479m) multiplied by 0.375, being the ratio of National Grid Transco plc shares issued for each Lattice Group plc share.

National Grid Transco
2002/03 Half Year Results

National Grid Group Section
                                                                                                                             Page 17

Group Profit and Loss Account
                                                                                                                              Year ended
                                                                                                                                31 March
                                                                                                     Six months ended               2002
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                         Notes                  £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Group turnover - continuing operations                                     2a                3,029              1,989              4,401
Operating costs                                                                            (2,463)            (1,764)            (3,894)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

                                                                         ------- ------------------ ------------------ ------------------
Operating profit of Group undertakings - continuing operations             2c                  566                225                507
Share of joint ventures' operating profit - continuing operations          2c                    8                 18                 36
Share of joint ventures' and associate's operating
profit/(loss) - discontinued operations                                    2c                  105              (213)              (672)
                                                                         ------- ------------------ ------------------ ------------------
                                                                                               679                 30              (129)

Operating profit
                                                                         ------- ------------------ ------------------ ------------------
-       Before exceptional items and goodwill amortisation                2b                  628                385                875
-       Exceptional items                                                 3a                  105              (307)              (914)
-       Goodwill amortisation                                                                (54)               (48)               (90)
                                                                         ------- ------------------ ------------------ ------------------
Total operating profit/(loss)                                                                  679                 30              (129)

Non-operating exceptional items                                            3b                 (32)                 20                 52
Net interest
                                                                         ------- ------------------ ------------------ ------------------
-        Excluding exceptional items                                                         (282)              (153)              (293)
-        Exceptional financing costs                                       3c                 (55)                  -              (142)
                                                                         ------- ------------------ ------------------ ------------------
                                                                           4                 (337)              (153)              (435)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Profit/(loss) on ordinary activities before taxation                                           310              (103)              (512)
Taxation
                                                                         ------- ------------------ ------------------ ------------------
-        Excluding exceptional items                                       5                  (94)               (24)               (85)
-        Exceptional items                                                                      25                  6                 60
                                                                         ------- ------------------ ------------------ ------------------
                                                                                              (69)               (18)               (25)

------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Profit/(loss) on ordinary activities after taxation                                            241              (121)              (537)
Minority interests
                                                                         ------- ------------------ ------------------ ------------------
-        Excluding exceptional items                                                           (4)                (3)                (6)
-        Exceptional items                                                 3d                 (12)                  -                 50
                                                                         ------- ------------------ ------------------ ------------------
                                                                                              (16)                (3)                 44
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Profit/(loss) for the period                                                                   225              (124)              (493)
Dividends                                                                  7                 (212)               (96)              (265)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Profit/(loss) transferred to/(from) profit and loss account reserve                             13              (220)              (758)

======================================================================== ======= ================== ================== ==================

Earnings/(loss) per ordinary share
Basic                                                                      6                 12.7p             (8.4)p            (32.3)p
Adjusted (excluding exceptional items and goodwill amortisation)           6                 14.1p              13.9p              32.1p

Dividends per ordinary share                                               7                 6.86p              6.46p             16.04p
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Group Statement of Total Recognised Gains and Losses
                                                                                                     Six months ended         Year ended
                                                                                                                                31 March
                                                                                                                                    2002
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Profit/(loss) for the period                                                                   225              (124)              (493)
Exchange adjustments                                                                         (281)               (26)               (58)
Tax on exchange adjustments                                                                      -                  -                 21
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Total recognised gains and losses for the period                                              (56)              (150)              (530)

======================================================================== ======= ================== ================== ==================

National Grid Transco
2002/03 Half Year Results

National Grid Group Section
                                                                                                                             Page 18

Summary Group Balance Sheet
                                                                                                                          As at 31 March
                                                                                                                                    2002
                                                                                                   As at 30 September                 £m
                                                                                              2002               2001
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Fixed assets
Intangible assets - goodwill                                                                 1,906              1,305              2,113
Tangible assets                                                                              8,805              5,638              9,122
                                                                         ------- ------------------ ------------------ ------------------
Investments in joint ventures                                                                   53                161                 57
Investment in associate                                                                          -                391                  -
Other investments                                                                              217                141                241
                                                                         ------- ------------------ ------------------ ------------------
Total investments                                                                              270                693                298
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
                                                                                            10,981              7,636             11,533

Current assets
Stocks                                                                                          78                 35                 56
Debtors (amounts falling due within one year)                                                1,192                793              1,528
Debtors (amounts falling due after more than one year)                                       3,578                902              4,054
Assets held for exchange                                                                        17                 17                 17
Investments held for resale                                                                      -                  -                 16
Cash and investments                                                                           443                501                212
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
                                                                                             5,308              2,248              5,883
Creditors (amounts falling due within one year)                                            (3,018)            (1,450)            (2,969)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Net current assets                                                                           2,290                798              2,914

------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Total assets less current liabilities                                                       13,271              8,434             14,447
Creditors (amounts falling due after more than one year)                                   (7,529)            (4,381)            (8,118)
Provisions for liabilities and charges                                                     (2,726)            (1,585)            (3,035)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Net assets                                                                                   3,016              2,468              3,294

======================================================================== ======= ================== ================== ==================

Capital and reserves
Called up share capital                                                                        178                149                178
Share premium account                                                                        1,244                  -              1,243
Other reserve                                                                                  359                312                359
Profit and loss account                                                                      1,148              1,972              1,416
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Equity shareholders' funds                                                                   2,929              2,433              3,196
Minority interests                                                                              87                 35                 98
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Total shareholders' funds                                                                    3,016              2,468              3,294

======================================================================== ======= ================== ================== ==================

Reconciliation of Movement in Equity Shareholders' Funds

                                                                                                     Six months ended         Year ended
                                                                                                                                31 March
                                                                                                                                    2002
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Profit/(loss) for the period                                                                   225              (124)              (493)
Dividends                                                                                    (212)               (96)              (265)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
                                                                                                13              (220)              (758)
Issue of ordinary shares                                                                         1                  5              1,317
Exchange adjustments                                                                         (281)               (26)               (58)
Tax on exchange adjustments                                                                      -                  -                 21
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Net (decrease)/increase in equity shareholders' funds                                        (267)              (241)                522
Equity shareholders' funds at start of period                                                3,196              2,674              2,674
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Equity shareholders' funds at end of period                                                  2,929              2,433              3,196

======================================================================== ======= ================== ================== ==================

National Grid Transco
2002/03 Half Year Results

National Grid Group Section
                                                                                                                             Page 19

Group Cash Flow Statement
                                                                                                                              Year ended
                                                                                                                                31 March
                                                                                                     Six months ended               2002
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                         Notes                  £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Net cash inflow from operating activities                                  8                   808                548              1,255
Dividends from joint ventures                                                                    3                  7                 13

Net cash outflow for returns on investments
and servicing of finance                                                                     (298)              (103)              (358)
Taxation
Corporate tax (paid)/refunded                                                                 (21)                 44                (7)
Capital expenditure
                                                                         ------- ------------------ ------------------ ------------------
Net payments to acquire tangible fixed assets                                                (353)              (217)              (492)
Receipts from disposals of tangible fixed assets                                                 4                 22                 28
                                                                         ------- ------------------ ------------------ ------------------
Net cash outflow for capital expenditure                                                     (349)              (195)              (464)
Acquisitions and disposals
                                                                         ------- ------------------ ------------------ ------------------
Payments to acquire investments                                                               (76)               (31)               (50)
Receipts from disposal of investments                                                          187                  -                 37
Acquisition of Group undertakings                                                                -                  -              (934)
                                                                         ------- ------------------ ------------------ ------------------
Net cash inflow/(outflow) for acquisitions and disposals                                       111               (31)              (947)

Equity dividends paid                                                                        (169)              (133)              (229)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Net cash inflow/(outflow) before the management of
liquid resources and financing                                                                  85                137              (737)

Management of liquid resources
                                                                         ------- ------------------ ------------------ ------------------
(Increase)/decrease in short-term deposits                               9, 10               (185)              (226)                336
                                                                         ------- ------------------ ------------------ ------------------

Net cash (outflow)/inflow from the management of
liquid resources                                                                             (185)              (226)                336

Financing
                                                                         ------- ------------------ ------------------ ------------------
Issue of ordinary shares                                                                         8                  9                 12
Net increase in borrowings                                               9, 10                 149                102                443
                                                                         ------- ------------------ ------------------ ------------------
Net cash inflow from financing                                                                 157                111                455
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Movement in cash and overdrafts                                          9, 10                  57                 22                 54

======================================================================== ======= ================== ================== ==================

National Grid Transco
2002/03 Half Year Results

National Grid Group Section
Notes                                                                                                                        Page 29

1. Basis of preparation

The financial information contained in this announcement has been prepared on the basis of the accounting policies set out in the National Grid Annual Report and Form-20F for the year ended 31 March
2002 except as noted below and does not constitute statutory accounts as defined in Section 240 of the
Companies Act 1985.  The financial information in respect of the year ended 31 March 2002 has been derived from the statutory accounts for the year ended 31 March 2002, which have been delivered to the
Registrar of Companies.  The auditors' report on those statutory accounts was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.  The financial information in respect of the six months ended 30 September 2002 is unaudited but has been reviewed by the auditors and their report is set out on page 39.

In translating into sterling the Group's share of the net assets and results of a joint venture operating in a hyper-inflationary economy for the six month period ended 30 September 2002, adjustments have been made to reflect current price levels.  Such adjustments have been reflected through the Group profit and loss account or statement of total recognised gains and losses as appropriate.  The Group's share of the gain on net monetary liabilities has been credited to the Group profit and loss account through 'net interest', and is shown as part of the Group's exceptional financing costs - note 3 (c).

For the year ended 31 March 2002, exceptional financing costs of £142m were reported net of a minority
interest credit amounting to £50m.   For the period ended 30 September 2002, the comparative has been restated to present the exceptional financing costs and related minority interest on a gross basis.

The National Grid Group Section of this interim results announcement was approved by the Board of
Directors on 25 November 2002.

2. Segmental analysis

Following the merger with Lattice Group, a review of the segmental analysis has been undertaken, with a view to determining the appropriate segmental analysis for the new merged group, National Grid
Transco.  Consequently, the segments reported for National Grid Group below have been aligned with the segmental analysis to be adopted by National Grid Transco.

a) Group turnover
                                                                                                                              Year ended
                                                                                                                                31 March
                                                                                                     Six months ended               2002
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Continuing operations
UK electricity                                                                                 689                646              1,322
US electricity                                                                               1,996              1,183              2,554
US gas                                                                                         136                  -                104
Other activities                                                                               220                183                443
Sales between businesses                                                                      (12)               (23)               (22)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

                                                                                             3,029              1,989              4,401

======================================================================== ======= ================== ================== ==================

Europe                                                                                         891                797              1,729
North America                                                                                2,138              1,192              2,672
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

                                                                                             3,029              1,989              4,401

======================================================================== ======= ================== ================== ==================

Other activities turnover primarily comprises market services, including provision of the on-the-day commodity market for gas trading in Great Britain and contracting activities.

2. Segmental analysis (continued)

b) Operating profit - before exceptional items and
goodwill amortisation
                                                                                                     Six months ended         Year ended
                                                                                                                                31 March
                                                                                                                                    2002
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Continuing operations
UK electricity                                                                                 294                249                543
US electricity                                                                                 335                146                353
US gas                                                                                           8                  -                 17
Other activities                                                                               (1)                  4               (20)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Group undertakings                                                                             636                399                893

======================================================================== ======= ================== ================== ==================

Continuing operations
Other electricity activities                                                                     8                 18                 36

Discontinued operations
Other activities                                                                              (16)               (32)               (54)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Joint ventures and associate                                                                   (8)               (14)               (18)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Total operating profit                                                                         628                385                875

======================================================================== ======= ================== ================== ==================

Europe                                                                                         286                246                511
North America                                                                                  346                150                378
Latin America                                                                                  (7)               (14)               (19)
Rest of the World                                                                                3                  3                  5
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Total operating profit                                                                         628                385                875

======================================================================== ======= ================== ================== ==================

2. Segmental analysis (continued)

c) Operating profit - after exceptional items and
goodwill amortisation
                                                                                                                              Year ended
                                                                                                                                31 March
                                                                                                     Six months ended               2002
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Continuing operations
UK electricity                                                                                 288                238                503
US electricity                                                                                 278                108                213
US gas                                                                                           4                  -                  8
Other activities                                                                              (10)                  -               (31)
Impairment of investments in joint ventures and associate                                        6              (121)              (186)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Group undertakings                                                                             566                225                507

------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Continuing operations
Other electricity activities                                                                     8                 18                 36

Discontinued operations
Other activities                                                                               105              (213)              (672)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Joint ventures and associate                                                                   113              (195)              (636)

------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Total operating profit                                                                         679                 30              (129)

======================================================================== ======= ================== ================== ==================

Europe                                                                                         280                222               (49)
North America                                                                                  283                110                225
Latin America                                                                                  113              (305)              (310)
Rest of the World                                                                                3                  3                  5
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Total operating profit                                                                         679                 30              (129)

======================================================================== ======= ================== ================== ==================

In prior periods, exceptional restructuring costs incurred in the USA have not been allocated to specific business segments.  For the period ended 30 September 2002, the comparative has been restated
to show the allocation of these costs against the relevant business segments.

3. Exceptional items

a)  Operating
                                                                                                                              Year ended
                                                                                                                                31 March
                                                                                                     Six months ended               2002
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Restructuring costs                                                                           (16)               (17)              (122)
Impairment of investments in  joint ventures and associate                                     127              (290)              (792)
Merger costs                                                                                   (6)                  -                  -
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

                                                                                               105              (307)              (914)

======================================================================== ======= ================== ================== ==================

I)       Relates to costs incurred in business reorganisations in the UK and US businesses (£10m after tax).
II)      Relates to Intelig and other telecom joint ventures (£145m after tax).  The exceptional credits substantially represent the reversal of the Group's share of retained losses incurred by these joint ventures during the period.  £121m of the pre-tax exceptional credits have been reflected in "Share of joint ventures' and associate's operating profit/(loss) - discontinued
    operations".
III)     Represents employee and property costs associated with the merger with Lattice Group plc (£5m after tax).

b)  Non-operating
                                                                                                     Six months ended         Year ended
                                                                                                                                31 March
                                                                                                                                    2002
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Merger costs                                                                                  (32)                  -                  -
Exceptional profit relating to Energis                                                           -                 20                 20
Profit on disposal of investments                                                                -                  -                 10
Profit on disposal of tangible fixed assets                                                      -                  -                 22
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

                                                                                              (32)                 20                 52

======================================================================== ======= ================== ================== ==================

IV)      Represents transaction costs of the merger with Lattice Group plc (£32m after tax).

c)  Financing costs

The exceptional net interest costs of £55m (£55m after tax) relates to the Group's share of exchange losses incurred on foreign currency borrowings by joint ventures amounting to £124m, partially offset by the Group's share of a gain on net monetary liabilities of £69m.  The gain on the net monetary liabilities relates to Citelec, a joint venture operating in Argentina, and reflects the net gain arising on net monetary liabilities that are financing the operation in a hyper-inflationary economy.

d)  Minority interest

The exceptional minority interest charge of £12m relates to the Group's share of the minority interest in the after taxation operating results of Citelec, and primarily reflects the minority's share of the gain on net monetary liabilities referred to above.

4. Net interest

                                                                                                     Six months ended         Year ended
                                                                                                                                31 March
                                                                                                                                    2002
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Net interest payable on net debt and other items                                               277                113                273
Less:  interest capitalised                                                                   (14)               (12)               (25)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
                                                                                               263                101                248
Joint ventures                                                                                  74                 36                171
Associate                                                                                        -                 16                 16
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

                                                                                               337                153                435

======================================================================== ======= ================== ================== ==================

Comprising:
Net interest, excluding exceptional net interest                                               282                153                293
Exceptional net interest (note 3 (c), page 23)                                                  55                  -                142
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Net interest, including exceptional net interest                                               337                153                435

======================================================================== ======= ================== ================== ==================

5. Taxation

The tax charge of £94m on profit before taxation, excluding exceptional items, for the six months ended
30 September 2002, is based on the estimated effective tax rate for the year ending 31 March 2003 of
32.2%.

6. Earnings per ordinary share

                                                                   Six months ended          Six months ended                 Year ended
                                                                  30 September 2002         30 September 2001              31 March 2002
                                                                           Weighted      (Loss)/      (Loss)/       (Loss)/      (Loss)/
                                                Earnings    Profit for      average     earnings   profit for      earnings   profit for
                                               per share    the period    number of    per share   the period     per share     the year
                                                   pence            £m       shares        pence           £m         pence           £m
-------------------------------------------- ------------ ------------- ------------ ------------ ------------ ------------- ------------
Basic                                               12.7           225        1,765        (8.4)        (124)        (32.3)        (493)
Exceptional operating items
(note 3 (a), page 23)                              (5.9)         (105)            -         20.7          307          59.9          914
Exceptional non-operating items
(note 3 (b), page 23)                                1.8            32            -        (1.3)         (20)         (3.4)         (52)
Exceptional financing charge
(note 3 (c), page 23)                                3.1            55            -            -            -           9.3          142
Tax impact of exceptional items                    (1.4)          (25)            -        (0.4)          (6)         (4.0)         (60)
Exceptional minority interest
(note 3 (d), page 23)                                0.7            12            -            -            -         (3.3)         (50)
Goodwill amortisation                                3.1            54            -          3.3           48           5.9           90
-------------------------------------------- ------------ ------------- ------------
                                                                                     ------------ ------------ ------------- ------------
Adjusted (excluding exceptional items and           14.1           248        1,765         13.9          205          32.1          491
goodwill amortisation)
                                                                                     ============ ============ ============= ============
Dilutive impact of employee share options          (0.1)             -            2
Dilutive impact of 4.25% exchangeable
bonds 2008                                         (0.2)            11          110
-------------------------------------------- ------------ ------------- ------------
Diluted (excluding exceptional items and            13.8           259        1,877
goodwill amortisation)
Exceptional operating items
(note 3 (a), page 23)                                5.6           105            -
Exceptional non-operating items
(note 3 (b), page 23)                              (1.7)          (32)            -
Exceptional financing charge
(note 3 (c), page 23)                              (2.9)          (55)            -
Tax impact of exceptional items                      1.3            25            -
Exceptional minority interest
(note 3 (d), page 23)                              (0.6)          (12)            -
Goodwill amortisation                              (2.9)          (54)            -
-------------------------------------------- ------------ ------------- ------------
Diluted (including exceptional items and
goodwill amortisation)                              12.6           236        1,877
============================================ ============ ============= ============

For September 2001 and March 2002, there is no difference between basic and diluted earnings per share.  In respect of the six months and year ended 30 September 2001 and 31 March 2002 respectively, earnings per share is based upon 1,481m and 1,527m shares.

In prior periods, the reconciling items between basic and adjusted earnings per share have been shown net of tax.  For the period ended 30 September 2002, the comparatives have been restated to show the reconciling items gross of tax.

7. Dividends

The National Grid interim dividend for the six months ended 30 September 2002 of £212m has been calculated on the basis of the number of National Grid Transco plc ordinary shares in issue after the merger with Lattice Group plc, based on an ordinary interim dividend per share of 6.86p.

8. Reconciliation of operating profit to net cash inflow from operating activities
                                                                                                     Six months ended         Year ended
                                                                                                                                31 March
                                                                                                                                    2002
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Operating profit of Group undertakings                                                         566                225                507
Group exceptional operating items                                                               17                138                307
Depreciation and amortisation                                                                  329                183                437
(Increase)/decrease in working capital                                                         (3)                 27                 85
Decrease in provisions                                                                        (67)               (14)               (44)
Other                                                                                          (1)                (4)                  1
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Net cash inflow from operating activities before exceptional items                             841                555              1,293

Expenditure relating to exceptional operating items and merger costs                          (33)                (7)               (38)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Net cash inflow from operating activities                                                      808                548              1,255

======================================================================== ======= ================== ================== ==================

9. Reconciliation of net cash flow to movement in net debt
                                                                                                     Six months ended         Year ended
                                                                                                                                31 March
                                                                                                                                    2002
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Movement in cash and overdrafts                                                                 57                 22                 54
Net cash outflow/(inflow) from the management of liquid resources                              185                226              (336)
Increase in borrowings                                                                       (149)              (102)              (443)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Change in net debt resulting from cash flows                                                    93                146              (725)
Acquisition of Group undertakings                                                                -                  -            (3,622)
Exchange adjustments                                                                           525                 60                 20
Other non-cash movements                                                                       (1)                (7)                  4
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Movement in net debt in the period                                                             617                199            (4,323)
Net debt at start of period                                                                (8,241)            (3,918)            (3,918)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Net debt at end of period                                                                  (7,624)            (3,719)            (8,241)

======================================================================== ======= ================== ================== ==================

10. Analysis of changes in net debt
                                                          At          Cash flow           Exchange              Other                 At
                                                     1 April                                                 non-cash
                                                        2002                           adjustments          movements  30 September 2002
                                                          £m                 £m                 £m                 £m                 £m
----------------------------------
                                   ------- ------------------ ------------------ ------------------ ------------------ ------------------
Cash at bank and in hand(I)                               92                 54                  -                  -                146
Bank overdrafts                                         (37)                  3                  1                  -               (33)
                                   ------- ------------------ ------------------ ------------------ ------------------ ------------------
                                                          55                 57                  1                  -                113
Deposits(I)                                              120                185                (8)                  -                297

                                   ------- ------------------ ------------------ ------------------ ------------------ ------------------
Long-term debt                                       (7,001)              (406)                438                487            (6,482)
Short-term debt                                      (1,415)                257                 94              (488)            (1,552)
                                   ------- ------------------ ------------------ ------------------ ------------------ ------------------
                                                     (8,416)              (149)                532                (1)            (8,034)
---------------------------------- ------- ------------------ ------------------ ------------------ ------------------ ------------------

                                                     (8,241)                 93                525                (1)            (7,624)

================================== ======= ================== ================== ================== ================== ==================

I)       Cash and investments per the balance sheet £443m (31 March 2002: £212m).

11. Net debt comprises

                                                                                                                             At 31 March
                                                                                                                                    2002
                                                                                                      At 30 September                 £m
                                                                                              2002               2001
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Cash and investments                                                                           443                501                212
Short-term debt including bank overdrafts                                                  (1,585)              (316)            (1,452)
Long-term debt                                                                             (6,482)            (3,904)            (7,001)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

                                                                                           (7,624)            (3,719)            (8,241)

======================================================================== ======= ================== ================== ==================

12. Exchange rates

The Group's results are affected by the exchange rates used to translate the results of its US operations.  The US dollar to sterling exchange rates used were:
                                                                                                     Six months ended         Year ended
                                                                                                                                31 March
                                                                                                         30 September               2002
                                                                                              2002               2001
------------------------------------------------------------------------ ------- ------------------ ------------------
                                                                                                                       ------------------
Closing rate                                                                                  1.56               1.47               1.42
Average rate                                                                                  1.52               1.45               1.44
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

13. Differences between UK and US Generally Accepted Accounting Principles ("GAAP")

a)       Reconciliation of net income to US GAAP

The following is a summary of the material adjustments to net income which would have been required if
US GAAP had been applied instead of UK GAAP.
                                                                                                     Six months ended      Year ended 31
                                                                                                                                   March
                                                                                                                                    2002
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Profit for the period, excluding exceptional items                                             194                157                401
Exceptional items after taxation                                                                31              (281)              (894)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Net income/(loss) under UK GAAP                                                                225              (124)              (493)

Adjustments to conform with US GAAP
Deferred taxation                                                                               26                 25                  7
Pensions                                                                                         5                 15                 29
Share option schemes                                                                           (1)                (1)                (1)
Tangible fixed assets                                                                            2                  2                  3
Financial instruments                                                                         (89)               (84)               (83)
Issue costs associated with Equity Plus Income Convertible Securities (EPICs)                  (1)                (1)                (2)
Carrying value of EPICs liability                                                                2                180                203
Severance and integration costs                                                               (13)                  -                 67
Recognition of income                                                                            -                  6                (4)
Goodwill                                                                                        54                 36                 78
Deferred merger costs                                                                           32                  -                  -
Share of joint ventures' and associate's                                                      (22)               (18)                 37
Other                                                                                          (9)                  1                (4)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Total US GAAP adjustments                                                                     (14)                161                330

------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Net income/(loss) under US GAAP                                                                211                 37              (163)

======================================================================== ======= ================== ================== ==================

Basic earnings/(loss) per share - US GAAP                                                    12.0p               2.5p            (10.7)p

Diluted earnings/(loss) per share - US GAAP                                                  11.8p               2.5p            (10.7)p

Net income under US GAAP includes a net gain of £63m (2001 and 31 March 2002 net gains of £281m and net losses of £893m respectively) relating to net gains which are treated as exceptional items under UK
GAAP.

13. Differences between UK and US Generally Accepted Accounting Principles ("GAAP") (continued)

b) Reconciliation of equity shareholders' funds to US GAAP

The following is a summary of the material adjustments to equity shareholders' funds which would have been required if US GAAP had been applied instead of UK GAAP.

                                                                                                                             At 31 March
                                                                                                                                    2002
                                                                                                      At 30 September                 £m
                                                                                              2002               2001
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Equity shareholders' funds under UK GAAP                                                     2,929              2,433              3,196

------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Adjustments to conform with US GAAP
Deferred taxation                                                                             (25)               (26)               (52)
Pensions                                                                                       220                194                217
Shares held by employee share trusts                                                          (38)                (5)               (46)
Ordinary dividends                                                                             212                 96                169
Tangible fixed assets                                                                         (37)               (40)               (38)
Financial instruments                                                                        (162)               (99)               (81)
Issue costs associated with EPICs                                                                1                  3                  2
Carrying value of EPICs liability                                                              243                217                241
Severance liabilities                                                                            1                  -                 15
Recognition of income                                                                         (22)               (11)               (22)
Regulatory assets                                                                               25                  -                 34
Goodwill                                                                                       148                 68                105
Deferred merger costs                                                                           32                  -                  -
Share of joint ventures' and associate's                                                      (15)               (34)                 21
Other                                                                                          (7)                (3)                (2)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Total US GAAP adjustments                                                                      576                360                563

------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Equity shareholders' funds under US GAAP                                                     3,505              2,793              3,759

======================================================================== ======= ================== ================== ==================

National Grid Transco
2002/03 Half Year Results

Lattice Group Section
                                                                                                                             Page 32

Group Profit and Loss Account
                                                                                                                              Year ended
                                                                                                                                31 March
                                                                                                                                    2002
                                                                                                     Six months ended   (as restated)(I)
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                                                     (as restated)(I)
                                                                         Notes                  £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Group turnover - continuing operations                                     2a                1,302              1,504              3,153
Operating costs                                                                            (1,402)            (1,036)            (2,600)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

                                                                         ------- ------------------ ------------------ ------------------
Operating (loss)/profit of Group undertakings - continuing operations      2c                (100)                468                553
Share of joint ventures' operating loss - continuing operations            2c                  (1)               (32)               (65)
                                                                         ------- ------------------ ------------------ ------------------
                                                                                             (101)                436                488

Operating profit
                                                                         ------- ------------------ ------------------ ------------------
-        Before exceptional items and goodwill amortisation                2b                  174                452                908
-        Exceptional items - continuing operations                         3a                (276)               (16)              (413)
-        Goodwill amortisation                                                                   1                  -                (7)
                                                                         ------- ------------------ ------------------ ------------------
Total operating (loss)/profit                                                                (101)                436                488

Non-operating exceptional items                                            3b                 (67)                 62                104
Net interest                                                               4                 (181)              (164)              (364)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

(Loss)/profit on ordinary activities before taxation                                         (349)                334                228
Taxation
                                                                         ------- ------------------ ------------------ ------------------
-        Excluding exceptional items                                       5                     2               (89)              (166)
-        Exceptional items                                                                      34                (7)                106
                                                                         ------- ------------------ ------------------ ------------------
                                                                                                36               (96)               (60)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

(Loss)/profit on ordinary activities after taxation                                          (313)                238                168
Minority interests                                                                               1                  1                  4
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

(Loss)/profit for the period                                                                 (312)                239                172
Dividends                                                                                        -              (126)              (315)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

(Loss)/profit transferred (from)/to profit and loss account reserve                          (312)                113              (143)

======================================================================== ======= ================== ================== ==================

(Loss)/earnings per ordinary share
Basic                                                                      6                (8.9)p               6.9p               4.9p
Adjusted (excluding exceptional items, goodwill amortisation and
additional NTS entry capacity auction turnover)                            6                (0.1)p               0.8p              10.4p
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Group Statement of Total Recognised Gains and Losses
                                                                                                     Six months ended         Year ended
                                                                                                                                31 March
                                                                                                                                    2002
                                                                                                                        (as restated)(I)
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                                                     (as restated)(I)
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
(Loss)/profit for the period                                                                 (312)                239                172
Other recognised gains and losses                                                              (2)                  6                 11
Tax on other recognised gains and losses                                                         -                  -                (4)
Reduction in revaluation reserve on reclassification of investment
properties                                                                                       -                  -               (50)
                                                                         ------- ------------------ ------------------ ------------------

Total recognised gains and losses for the period                                             (314)                245                129
                                                                                                    ================== ==================
Prior period adjustment (I)                                                                  (605)

                                                                         ------- ------------------

Total gains and losses recognised since last annual report                                   (919)

                                                                         ======= ==================

I)       For information on restatements, which arise from changes in accounting policies, see note 1, page 33.
II)      Turnover and operating profit for the six months ended 30 September 2001 were increased by the impact of additional NTS entry capacity auction turnover (£247m).

Summary Group Balance Sheet
                                                                                                   As at 30 September     As at 31 March
                                                                                                                                    2002
                                                                                                                        (as restated)(I)
                                                                                                                                      £m
                                                                                              2002               2001
                                                                                                     (as restated)(I)
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Fixed assets
Intangible assets - goodwill and other                                                         (7)                 16                (6)
Tangible assets                                                                              7,842              7,994              7,998
                                                                         ------- ------------------ ------------------ ------------------
Investments in joint ventures                                                                    2                 30                  4
Other investments                                                                                2                 10                  9
                                                                         ------- ------------------ ------------------ ------------------
Total investments                                                                                4                 40                 13
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
                                                                                             7,839              8,050              8,005
Current assets
Stocks                                                                                          69                 67                 68
Debtors (amounts falling due within one year)                                                  569                466                378
Debtors (amounts falling due after more than one year)                                           4                 11                  4
Cash and investments                                                                           256                315                252
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
                                                                                               898                859                702
Creditors (amounts falling due within one year)                                            (2,481)            (1,853)            (1,926)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Net current liabilities                                                                    (1,583)              (994)            (1,224)

------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Total assets less current liabilities                                                        6,256              7,056              6,781

Creditors (amounts falling due after more than one year)                                   (6,414)            (6,365)            (6,663)
Provisions for liabilities and charges                                                     (1,667)            (1,893)            (1,628)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Net liabilities                                                                            (1,825)            (1,202)            (1,510)

======================================================================== ======= ================== ================== ==================

Capital and reserves
Called up share capital                                                                        353                353                353
Other reserves                                                                             (5,719)            (5,716)            (5,719)
Revaluation reserve                                                                              -                 50                  -
Profit and loss account                                                                      3,546              4,112              3,860
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Equity shareholders' deficit                                                               (1,820)            (1,201)            (1,506)
Minority interests                                                                             (5)                (1)                (4)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Total shareholders' deficit                                                                (1,825)            (1,202)            (1,510)

======================================================================== ======= ================== ================== ==================

Reconciliation of Movement in Equity Shareholders' Deficit
                                                                                                     Six months ended         Year ended
                                                                                                                                31 March
                                                                                                                                    2002
                                                                                                                        (as restated)(I)
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                                                     (as restated)(I)
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
(Loss)/profit for the period                                                                 (312)                239                172
Dividends                                                                                        -              (126)              (315)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
                                                                                             (312)                113              (143)
Other recognised gains and losses for the period                                               (2)                  6               (43)

------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Net (decrease)/increase in equity shareholders' deficit                                      (314)                119              (186)
Equity shareholders' deficit at start of period(i)                                         (1,506)            (1,320)            (1,320)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Equity shareholders' deficit at end of period                                              (1,820)            (1,201)            (1,506)

======================================================================== ======= ================== ================== ==================

I)       For information on restatements, which arise from changes in accounting policies, see note 1, page 33.

Group Cash Flow Statement
                                                                                                     Six months ended         Year ended
                                                                                                                                31 March
                                                                                                                                    2002
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                         Notes                  £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Net cash inflow from operating activities                                  7                   292                486              1,036

Net cash outflow for returns on investments
and servicing of finance                                                                     (155)              (164)              (347)

Taxation
Corporation tax paid                                                                          (20)               (90)              (205)

Capital expenditure and financial investment
                                                                         ------- ------------------ ------------------ ------------------
Net payments to acquire intangible and tangible fixed assets                                 (452)              (619)            (1,242)
Receipts from disposals of tangible fixed assets                                                54                 76                163
Net investment in finance leases                                                                 2                (1)                  8
Proceeds from sale of shares by employee share plan                                              -                 50                 50
Proceeds from disposal of fixed asset investments                                                -                  2                  2
                                                                         ------- ------------------ ------------------ ------------------
Net cash outflow for capital expenditure and financial investment                            (396)              (492)            (1,019)
Acquisitions and disposals
                                                                         ------- ------------------ ------------------ ------------------
Payments to acquire joint ventures                                                             (2)                (6)                (6)
Acquisition of Group undertakings                                                                -               (18)               (16)
                                                                         ------- ------------------ ------------------ ------------------
Net cash outflow for acquisitions and disposals                                                (2)               (24)               (22)
Equity dividends paid                                                                        (189)              (123)              (249)

------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Net cash outflow before the management of
liquid resources and financing                                                               (470)              (407)              (806)
Management of liquid resources
                                                                         ------- ------------------ ------------------ ------------------
(Increase)/decrease in short-term deposits                                8, 9                 (8)               (58)                 11
                                                                         ------- ------------------ ------------------ ------------------

Net cash (outflow)/inflow from the management of
liquid resources                                                                               (8)               (58)                 11
Financing
                                                                         ------- ------------------ ------------------ ------------------
Net increase in borrowings                                                8, 9                 506                468                763
                                                                         ------- ------------------ ------------------ ------------------
Net cash inflow from financing                                                                 506                468                763

------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Movement in cash and overdrafts                                           8, 9                  28                  3               (32)

======================================================================== ======= ================== ================== ==================

I)       Includes £218m in respect of additional NTS entry capacity auction turnover.

National Grid Transco
2002/03 Half Year Results

Lattice Group Section
Notes                                                                                                                        Page 38

1. Basis of Preparation

The financial information contained in this announcement has been prepared on the basis of the accounting policies set out in the Lattice Annual Report for the fifteen months ended 31 March 2002 except as noted below and does not constitute statutory accounts as defined in Section 240 of the
Companies Act 1985.  The financial information in respect of the year ended 31 March 2002 has been derived from the unaudited information for that period included in the Lattice Annual Report for the fifteen months ended 31 March 2002.  The financial information is unaudited but has been reviewed by the auditors and their report is set out on page 39.

The Lattice Group Section of this interim results announcement was approved by the Board of Directors on 25 November 2002.

Changes in accounting policies

FRS 19 'Deferred Tax' was implemented on a discounted basis during the period ended 31 March 2002.  As a result of the merger of National Grid and Lattice, accounting policies of the two groups are being aligned.  Consequently deferred tax is now being accounted for on an undiscounted basis.

This change in accounting policy results in a significant reduction in distributable reserves in
Transco plc. It does not impact the distributable reserves of Transco's holding company, Transco
Holdings plc.  Therefore, to mitigate the impact on the Group of the reduction in Transco plc's distributable reserves, in October 2002 Ofgem consented to Transco making loans to Transco Holdings.
Transco Holdings is now subject to a number of licence conditions as if it were Transco.  These include restrictions on loans to affiliates and related parties and a restriction on its activities to those permitted to be carried out by Transco and to acting as Transco's holding company.

Again, as a result of this alignment of accounting policies, the net interest credit included within the pensions charge is now reported within net interest.  Previously this was reported in operating costs.

The impact of the changes in accounting policies is set out below:

                                                                                                                              Year ended
                                                                                                                                31 March
                                                                                                     Six months ended               2002
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Profit and loss account
Total operating profit:
Reclassification of pensions interest                                                          (8)               (25)               (22)
Net interest:
Reclassification of pensions interest                                                            8                 25                 22
Taxation:
Accounting for deferred tax on an undiscounted basis                                            75               (14)                (4)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Increase/(decrease) in (loss)/profit for the period                                             75               (14)                (4)

======================================================================== ======= ================== ================== ==================

Balance sheet
Provisions for liabilities and charges:
Accounting for deferred tax on an undiscounted basis                                         (530)              (615)              (605)

======================================================================== ======= ================== ================== ==================

2. Segmental analysis

Following the merger with National Grid, a review of the segmental analysis has been undertaken, with a view to determining the appropriate segmental analysis for the new merged group, National Grid
Transco.  Consequently, the segments reported for Lattice Group below have been aligned with the segmental analysis to be adopted by National Grid Transco.

a) Group turnover
                                                                                                     Six months ended         Year ended
                                                                                                                                31 March
                                                                                                                                    2002
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Continuing operations
Transco                                                                                      1,223              1,423              2,980
Other activities                                                                               241                130                268
Sales between businesses                                                                     (162)               (49)               (95)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

                                                                                             1,302              1,504              3,153

======================================================================== ======= ================== ================== ==================

I)       Turnover for the six months ended 30 September 2001 was increased by the impact of additional
    NTS entry capacity auction turnover (£247m).

b) Operating profit - before exceptional items and                                                   Six months ended         Year ended
                                                                                                                                31 March
                                                                                                                                    2002
                                                                                                                        (as restated)(I)
goodwill amortisation                                                                                    30 September                 £m
                                                                                              2002               2001
                                                                                                     (as restated)(I)
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Continuing operations
Transco                                                                                        178                440                940
Other activities                                                                               (3)                 28               (15)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Group undertakings                                                                             175                468                925

Joint ventures - other activities                                                              (1)               (16)               (17)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Total operating profit                                                                         174                452                908

======================================================================== ======= ================== ================== ==================

c) Operating profit - after exceptional items and                                                    Six months ended         Year ended
                                                                                                                                31 March
                                                                                                                                    2002
                                                                                                                        (as restated)(I)
goodwill amortisation                                                                                    30 September                 £m
                                                                                              2002               2001
                                                                                                     (as restated)(I)
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Continuing operations
Transco                                                                                         94                440                840
Other activities                                                                             (194)                 28              (287)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

                                                                                             (100)                468                553

Joint ventures - other activities                                                              (1)               (32)               (65)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Total operating profit                                                                       (101)                436                488

======================================================================== ======= ================== ================== ==================

I)       For information on restatements, which arise from changes in accounting policies, see note 1, page 33.
II)      Operating profit for the six months ended 30 September 2001 was increased by the impact of additional NTS entry capacity auction turnover (£247m).

3. Exceptional items

                                                                                                     Six months ended         Year ended
                                                                                                                                31 March
                                                                                                                                    2002
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
a) Operating
Restructuring costs                                                                           (90)                  -               (65)
Impairment of assets                                                                         (166)                  -              (300)
Merger costs                                                                                  (20)                  -                  -
Share of exceptional operating items of joint venture                                            -               (16)               (48)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

                                                                                             (276)               (16)              (413)

======================================================================== ======= ================== ================== ==================
b) Non-operating
Merger costs                                                                                  (47)                  -                  -
Gain on sale of shares by an employee share plan                                                 -                 31                 31
Loss on sale of group undertaking                                                             (32)                  -                  -
Profit on disposal of tangible fixed assets                                                     12                 31                 73
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

                                                                                              (67)                 62                104

======================================================================== ======= ================== ================== ==================

I)       Primarily represents redundancy costs in Transco and 186k.
II)      Following a review of the carrying value of 186k's assets, the Group has incurred an impairment charge of £166m.  The net book value of fixed assets has been reduced to £nil.
III)     Primarily represents employee and property costs associated with the merger with National Grid
    Group plc.
IV)      Represents transaction costs of the merger with National Grid Group plc and related employee share scheme costs.
V)       Loss on the sale of TLG Group, being net proceeds of £91m less net book value of £123m.

4. Net interest
                                                                                                     Six months ended         Year ended
                                                                                                                                31 March
                                                                                                                                    2002
                                                                                                                        (as restated)(I)
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                                                     (as restated)(I)
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Net interest payable on net debt and other items                                               175                162                359
Add: unwinding of discount on environmental cost provision                                       6                  9                 17
Less: interest capitalised                                                                       -                (8)               (13)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
                                                                                               181                163                363

Joint venture                                                                                    -                  1                  1

------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

                                                                                               181                164                364

======================================================================== ======= ================== ================== ==================

I)       For information on restatements, which arise from changes in accounting policies, see note 1, page 33.

5. Taxation

The tax credit of £2m on loss before taxation, excluding exceptional items, for the six months ended 30
September 2002, is based on the estimated effective tax rate for the year ending 31 March 2003 of 30.4%.

6. (Loss)/earnings per ordinary share

                                                                   Six months ended          Six months ended                 Year ended
                                                                  30 September 2002         30 September 2001              31 March 2002
                                                 (Loss)/                   Weighted
                                                earnings      Loss for      average
                                               per share    the period    number of
                                                   pence            £m       shares         (as restated) (I)          (as restated) (I)
                                                                                        Earnings   Profit for      Earnings   Profit for
                                                                                       per share   the period     per share   the period
                                                                                           pence           £m         pence           £m
-------------------------------------------- ------------ ------------- ------------ ------------ ------------ ------------- ------------
Basic                                              (8.9)         (312)        3,502          6.9          239           4.9          172
Exceptional operating items
(see note 3(a), page 35)                             7.9           276            -          0.5           16          11.9          413
Exceptional non-operating items
(see note 3 (b), page 35)                            1.9            67            -        (1.8)         (62)         (3.0)        (104)
Tax impact of exceptional items                    (1.0)          (34)            -          0.2            7         (3.0)        (106)
Goodwill amortisation                                  -           (1)            -            -            -           0.2            7
Additional NTS entry capacity auction
turnover                                               -             -            -        (7.1)        (247)         (0.9)         (30)
Tax impact of NTS entry capacity auction
turnover                                               -             -            -          2.1           74           0.3            9

                                                                                     ------------ ------------ ------------- ------------
-------------------------------------------- ------------ ------------- ------------
Adjusted (excluding exceptional items,             (0.1)           (4)        3,502          0.8           27          10.4          361
goodwill amortisation and additional NTS
entry capacity auction turnover)
============================================ ============ ============= ============
Dilutive impact of employee share options                                                      -            -         (0.1)            -

                                                                                     ------------ ------------ ------------- ------------
Diluted (excluding exceptional items,                                                        0.8           27          10.3          361
goodwill amortisation and NTS entry
capacity auction turnover)
Additional NTS entry capacity auction
turnover                                                                                     7.0          247           0.9           30
Tax impact of additional NTS entry
capacity auction turnover                                                                  (2.1)         (74)         (0.3)          (9)
Exceptional operating items
(see note 3 (a), page 35)                                                                  (0.5)         (16)        (11.8)        (413)
Exceptional non-operating items
(see note 3 (b), page 35)                                                                    1.8           62           3.0          104
Tax impact of exceptional items                                                            (0.2)          (7)           3.0          106
Goodwill amortisation                                                                          -            -         (0.2)          (7)

                                                                                     ------------ ------------ ------------- ------------
Diluted (including exceptional items,
goodwill amortisation and NTS entry
capacity auction turnover)                                                                   6.8          239           4.9          172
                                                                                     ============ ============ ============= ============

I)       For information on restatements, which arise from changes in accounting policies, see note 1, page 33.

For the six months ended 30 September 2002 there is no difference between basic and diluted earnings per share.

In respect of the six months and year ended 30 September 2001 and 31 March 2002 respectively, earnings per share is based upon 3,479m and 3,480m shares (diluted 3,515m and 3,517m).

7. Reconciliation of operating (loss)/profit to cash inflow from operating activities
                                                                                                     Six months ended         Year ended
                                                                                                                                31 March
                                                                                                                                    2002
                                                                                                                        (as restated)(I)
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                                                     (as restated)(I)
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Operating (loss)/profit of Group undertakings                                                (100)                468                553
Group exceptional operating items                                                              276                  -                365
Depreciation and amortisation                                                                  227                211                439
Increase in working capital                                                                   (59)              (174)               (40)
Increase/(decrease) in provisions                                                               12                  3              (216)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Net cash inflow from operating activities before exceptional items                             356                508              1,101
Expenditure relating to exceptional operating items and merger costs                          (64)               (22)               (65)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Net cash inflow from operating activities                                                      292                486              1,036

======================================================================== ======= ================== ================== ==================

I)       For information on restatements, which arise from changes in accounting policies, see note 1, page 33.

8. Reconciliation of net cash flow to movement in net debt

                                                                                                     Six months ended         Year ended
                                                                                                                                31 March
                                                                                                                                    2002
                                                                                                         30 September                 £m
                                                                                              2002               2001
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Movement in cash and overdrafts                                                                 28                  3               (32)
Net cash outflow/(inflow) from the management of liquid resources                                8                 58               (11)
Increase in borrowings                                                                       (506)              (468)              (763)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Change in net debt resulting from cash flows                                                 (470)              (407)              (806)
Acquisition of Group undertakings                                                                -                  -               (56)
Other non-cash movements                                                                      (10)                (4)                (9)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Movement in net debt in the period                                                           (480)              (411)              (871)
Net debt at start of period                                                                (6,058)            (5,187)            (5,187)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

Net debt at end of period                                                                  (6,538)            (5,598)            (6,058)

======================================================================== ======= ================== ================== ==================

9. Analysis of changes in net debt

                                                                             At          Cash flow           Non-cash                 At
                                                                        1 April                                             30 September
                                                                           2002                             movements               2002
                                                                             £m                 £m                 £m                 £m
-----------------------------------------------------
                                                      ------- ------------------ ------------------ ------------------ ------------------
Cash at bank and in hand (I)                                                 18                (4)                  -                 14
Bank overdrafts                                                            (47)                 32                  -               (15)
                                                      ------- ------------------ ------------------ ------------------ ------------------
                                                                           (29)                 28                  -                (1)

Deposits (I)                                                                234                  8                  -                242

                                                      ------- ------------------ ------------------ ------------------ ------------------
Long-term debt                                                          (5,712)              (213)                490            (5,435)
Short-term debt                                                           (551)              (293)              (500)            (1,344)
                                                      ------- ------------------ ------------------ ------------------ ------------------
                                                                        (6,263)              (506)               (10)            (6,779)
----------------------------------------------------- ------- ------------------ ------------------ ------------------ ------------------

                                                                        (6,058)              (470)               (10)            (6,538)

===================================================== ======= ================== ================== ================== ==================

I)       Cash and investments per the balance sheet £256m (31 March 2002 £252m).

10. Net debt comprises

                                                                                                                             At 31 March
                                                                                                                                    2002
                                                                                                      At 30 September                 £m
                                                                                              2002               2001
                                                                                                £m                 £m
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------
Cash and investments                                                                           256                315                252
Short-term debt including bank overdrafts                                                  (1,359)              (447)              (598)
Long-term debt                                                                             (5,435)            (5,466)            (5,712)
------------------------------------------------------------------------ ------- ------------------ ------------------ ------------------

                                                                                           (6,538)            (5,598)            (6,058)

======================================================================== ======= ================== ================== ==================

National Grid Transco
2002/03 Half Year Results

PricewaterhouseCoopers
Independent Review Report                                                                                                    Page 39

Independent review report to National Grid Transco plc

Introduction

We have been instructed by the company to review the financial information which comprises the group profit and loss accounts, group statements of total recognised gains and losses, group cash flow statements for the six months ended 30 September 2002, balance sheet information as at 30 September
2002, comparative figures and associated notes of Lattice Group plc and National Grid Group plc. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors of National Grid Transco plc. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing
Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.

In addition, we have reviewed, without performing an audit, the pro forma financial information which comprises the pro forma group profit and loss account, pro forma group statement of total recognised gains and losses, pro forma group cash flow statement for the six months ended 30 September 2002, pro forma summary group balance sheet information as at 30 September 2002, comparative figures and associated notes.  This pro forma financial information has been prepared, for illustrative purposes only, as if the merger of Lattice Group plc and National Grid Group plc had taken place on 1 April
2001. The pro forma financial information is solely the responsibility of, and has been approved by, the Directors.  On the basis of our review, we are not aware of any material modifications that should be made to the pro forma financial information compiled on the basis set out in the notes to the interim report.

PricewaterhouseCoopers
Chartered Accountants
London

25 November 2002